SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Registration with CVM SHOULD not BE CONSTRUED AS AN appreciation on the company. company management is responsible for the information provided.

01.01 - IDENTIFICATION

1 - CVM CODE 01771-0	2 - COMPANY NAME VIVO PARTICIPAÇÕES S.A.	3 – Brazilian IRS Registry of Legal Entities (CNPJ) 02.558.074/0001-73
4 - Registration Number (NIRE) 35300158792

01.02 - HEAD OFFICE

1 - ADDRESS Av. Roque Petroni Júnior, 1464			2 - DISTRICT Morumbi
3 - ZIP CODE 04707-000	4 - MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - TELEPHONE NUMBER 7420-1062	8 - TELEPHONE NUMBER -	9 - TELEPHONE NUMBER -	10 - TELEX -
11 - AREA CODE -	12 - FAX -	13 - FAX -	14 - FAX -
15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME Ernesto Gardelliano
2 - ADDRESS Av. Roque Petroni Junior, 1464			3 - DISTRICT Morumbi
4 - ZIP CODE 04707-000	5 - MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE NUMBER 7420-1172	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX -
12 - AREA CODE 11	13 - FAX 7420-2247	14 - FAX -	15 - FAX -
16 - E-MAIL ri@vivo.com.br

01.04 - General INFORMATION / INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2008	12/31/2008	2	04/01/2008	06/30/2008	1	01/01/2008	03/31/2008
9 - AUDITOR Ernst & Young Auditores Independentes S/S					10 - CVM CODE 00471-5
11 - NAME OF RESPONSIBLE PARTNER Luiz Carlos Passetti					12 - INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER 001.625.898-32

01.05 – CAPITAL COMPOSITION

NUMBER OF SHARES (IN THOUSANDS)	1 - CURRENT QUARTER 06/30/2008	2 - PRIOR QUARTER 03/31/2008	3 - SAME QUARTER IN PRIOR YEAR 06/30/2007
SUBSCRIBED CAPITAL
1 - COMMON	536,601	524,932	524,932
2 - PREFERRED	937,476	917,186	917,186
3 - TOTAL	1,474,077	1,442,118	1,442,118
TREASURY STOCK
4 - COMMON	0	0	0
5 - PREFERRED	4,495	4,495	4,495
6 - TOTAL	4,495	4,495	4,495

01.06 -  CHARACTERISTICS  OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and others
2 – SITUATION Operating
3 – SHARE CONTROL NATURE Private holding
4 - ACTIVITY CODE 1130 - Telecommunications
5 - MAIN ACTIVITY Cellular Telecommunications Service
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF INDEPENDENT ACCOUNTANTS’ REPORT Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – Brazilian IRS Registry of Legal Entities (CNPJ)	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - YIELD	5 – DATE OF PAYMENT	6 - TYPE OF SHARE	7 - YIELD PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL (In thousands of reais)	4 - CHANGE AMOUNT (In thousands of reais)	5 – CHANGE NATURE	6 – NUMBER of SHARES ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (In reais)
01	05/26/2008	6,710,526	362,742	Capital Reserve	31,959	11.3500000000

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 07/25/2008	2 - SIGNATURE

A free translation from Portuguese into English of quarterly information prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and specific norms issued by IBRACON, CFC and CVM

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – QUARTERLY INFORMATION                                                              Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY              As of 06/30/2008

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2008	4 - 03/31/2008
1	TOTAL ASSETS	10,107,119	10,130,098
1.01	CURRENT ASSETS	480,503	1,603,902
1.01.01	CASH AND CASH EQUIVALENTS	25	32
1.01.02	RECEIVABLES	448,154	1,595,183
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	-	-
1.01.02.02	OTHER RECEIVABLES	448,154	1,595,183
1.01.02.02.01	INTEREST ON SHAREHOLDERS AND DIVIDENDS	448,154	1,595,183
1.01.03	INVENTORIES	-	-
1.01.04	OTHER	32,324	8,687
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	30,946	4,696
1.01.04.02	OTHER ASSETS	1,026	3,509
1.01.04.03	PREPAID EXPENSES	346	471
1.01.04.04	ADVANCES TO SUPPLIERS	6	11
1.02	NONCURRENT ASSETS	9,626,616	8,526,196
1.02.01	LONG-TERM RECEIVABLES	545,461	537,655
1.02.01.01	OTHER RECEIVABLES	543,598	535,792
1.02.01.01.01	DEFERRED AND RECOVERABLE TAXES	536,260	528,379
1.02.01.01.02	OTHER ASSETS	5,556	5,556
1.02.01.01.03	PREPAID EXPENSES	1,782	1,857
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	1,863	1,863
1.02.01.02.01	FROM ASSOCIATED COMPANIES	-	-
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	-	-
1.02.01.02.03	FROM OTHER RELATED PARTIES	1,863	1,863
1.02.01.03	OTHER	-	-
1.02.02	PERMANENT ASSETS	9,081,155	7,988,541
1.02.02.01	INVESTMENTS	9,081,151	7,988,533
1.02.02.01.01	ASSOCIATED COMPANIES	-	-
1.02.02.01.02	GOODWILL ON ASSOCIATED COMPANIES	-	-
1.02.02.01.03	SUBSIDIARY COMPANIES	7,722,958	7,398,978
1.02.02.01.04	GOODWILL ON ACQUISITION OF INVESTMENTS	1,358,087	589,449
1.02.02.01.05	OTHER INVESTMENTS	106	106
1.02.02.02	PROPERTY AND EQUIPMENT	4	8
1.02.02.03	INTANGIBLE ASSETS	-	-
1.02.02.04	DEFERRED CHARGES	-	-

02.02 - BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2008	4 - 03/31/2008
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,107,119	10,130,098
2.01	CURRENT LIABILITIES	765,410	742,342
2.01.01	LOANS AND FINANCING	69,781	72,869
2.01.02	DEBENTURES	541,109	552,614
2.01.03	SUPPLIERS	4,019	3,819
2.01.04	TAXES PAYABLE	35,125	1,480
2.01.05	DIVIDENDS PAYABLE	8,631	9,299
2.01.06	PROVISIONS	1,279	1,176
2.01.06.01	PROVISION FOR CONTINGENCIES	1,279	1,176
2.01.07	PAYABLES TO RELATED PARTIES	170	161
2.01.08	OTHER	105,296	100,924
2.01.08.01	PAYROLL AND SOCIAL CHARGES	329	1,532
2.01.08.02	DERIVATIVE CONTRACTS	24,109	18,351
2.01.08.03	OTHER LIABILITIES	80,858	81,041
2.02	NONCURRENT LIABILITIES	1,013,244	1,000,570
2.02.01	LONG-TERM LIABILITIES	1,013,244	1,000,570
2.02.01.01	LOANS AND FINANCING	-	-
2.02.01.02	DEBENTURES	1,000,000	1,000,000
2.02.01.03	PROVISIONS	213	250
2.02.01.03.01	PROVISION FOR CONTINGENCIES	213	250
2.02.01.04	PAYABLES TO RELATED PARTIES	-	-
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-
2.02.01.06	OTHER	13,031	320
2.02.01.06.01	CAPITAL DEFICIENCY	12,711	-
2.02.01.06.02	FUNDING EXPENSES	320	320
2.02.02	DEFERRED INCOME	-	-
2.04	SHAREHOLDERS’ EQUITY	8,328,465	8,387,186
2.04.01	CAPITAL STOCK	6,710,526	6,347,784
2.04.02	CAPITAL RESERVES	708,574	1,071,316
2.04.03	REVALUATION RESERVE	-	-
2.04.03.01	OWN ASSETS	-	-
2.04.03.02	CONTROLLED AND NON CONTROLLED SUBSIDIARIES	-	-
2.04.04	PROFIT RESERVES	878,477	878,477
2.04.04.01	LEGAL	100,960	100,960
2.04.04.02	STATUTORY	-	-
2.04.04.03	CONTINGENCIES	11,070	11,070
2.04.04.04	REALIZABLE PROFIT RESERVES	-	-
2.04.04.05	RETENTION OF PROFITS	777,517	777,517
2.04.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	-	-
2.04.04.07	OTHER PROFIT RESERVES	(11,070)	(11,070)
2.04.04.07.01	TREASURY STOCK	(11,070)	(11,070)
2.04.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	30,888	89,609

03.01 - STATEMENT OF OPERATIONS  (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 04/01/2008 to 06/30/2008	4 - 01/01/2008 to 06/30/2008	5 - 04/01/2007 to 06/30/2007	6 - 01/01/2007 to 06/30/2007
3.01	GROSS SALES AND/OR SERVICES	-	-	-	-
3.02	DEDUCTIONS	-	-	-	-
3.03	NET SALES AND/OR SERVICES	-	-	-	-
3.04	COST OF SALES AND/OR SERVICES	-	-	-	-
3.05	GROSS PROFIT	-	-	-	-
3.06	OPERATING EXPENSES/INCOME	(42,692)	48,284	(107,525)	(124,297)
3.06.01	SELLING EXPENSES	-	-	-	-
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(2,671)	(8,073)	(4,237)	(9,005)
3.06.03	FINANCIAL	121,104	85,871	(41,576)	(84,177)
3.06.03.01	FINANCIAL INCOME	167,236	175,687	8,015	17,915
3.06.03.02	FINANCIAL EXPENSES	(46,132)	(89,816)	(49,591)	(102,092)
3.06.04	OTHER OPERATING INCOME	3,101	10,085	1	738
3.06.05	OTHER OPERATING EXPENSES	(99,899)	(178,119)	(78,214)	(156,891)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	(64,327)	138,520	16,501	125,038
3.07	OPERATING RESULT	(42,692)	48,284	(107,525)	(124,297)
3.08	NONOPERATING INCOME (LOSS)	-	-	18	16
3.08.01	REVENUES	-	-	53	53
3.08.02	EXPENSES	-	-	(35)	(37)
3.09	LOSS BEFORE TAXES AND PROFIT SHARING	(42,692)	48,284	(107,507)	(124,281)
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(17,396)	(17,396)	-	-
3.11	DEFERRED INCOME TAX	-	-	-	-
3.12	STATUTORY INTEREST/CONTRIBUTIONS	-	-	-	-
3.12.01	INTEREST	-	-	-	-
3.12.02	CONTRIBUTIONS	-	-	-	-
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-
3.15	LOSS FOR THE PERIOD	(60,088)	30,888	(107,507)	(124,281)
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	1,469,582	1,469,582	1,437,623	1,437,623
	EARNINGS PER SHARE	-	0.02102	-	-
	LOSS PER SHARE	(0.04089)	-	(0.07478)	(0.08645)

02.01 - BALANCE SHEET – CONSOLIDATED ASSETS  (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 06/30/2008	4 – 03/31/2008
1	TOTAL ASSETS	21,725,770	17,825,930
1.01	CURRENT ASSETS	8,167,737	7,081,551
1.01.01	CASH AND CASH EQUIVALENTS	2,539,984	2,182,948
1.01.01.01	CASH AND BANKS	37,192	24,835
1.01.01.02	SHORT-TERM INVESTMENTS	2,502,792	2,158,113
1.01.02	RECEIVABLES	2,341,841	2,063,383
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	2,303,632	2,027,671
1.01.02.02	OTHER RECEIVABLES	38,209	35,712
1.01.02.02.01	SHORT-TERM INVESTMENTS PLEDGED AS COLLATERAL	34,410	33,397
1.01.02.02.02	CREDIT WITH RELATED PARTIES	3,799	2,315
1.01.03	INVENTORIES	567,737	384,875
1.01.04	OTHER	2,718,175	2,456,345
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	1,993,445	1,704,559
1.01.04.02	DERIVATIVE CONTRACTS	5,107	14,903
1.01.04.03	OTHER ASSETS	212,085	168,509
1.01.04.04	PREPAID EXPENSES	505,724	566,634
1.01.04.05	ADVANCES TO SUPPLIERS	1,814	1,740
1.02	NONCURRENT ASSETS	13,558,033	10,738,379
1.02.01	LONG-TERM RECEIVABLES	2,602,547	2,428,077
1.02.01.01	OTHER CREDIT	2,598,857	2,424,387
1.02.01.01.01	SHORT-TERM INVESTMENTS PLEDGED AS COLLATERAL	20,148	19,664
1.02.01.01.02	DEFERRED AND RECOVERABLE TAXES	2,466,087	2,291,622
1.02.01.01.03	DERIVATIVE CONTRACTS	9,819	28,120
1.02.01.01.04	PREPAID EXPENSES	66,458	56,197
1.02.01.01.05	OTHER ASSETS	36,345	28,784
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	3,690	3,690
1.02.01.02.01	FROM ASSOCIATED COMPANIES	-	-
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	-	-
1.02.01.02.03	FROM OTHER RELATED PARTIES	3,690	3,690
1.02.02	PERMANENT ASSETS	10,955,486	8,310,302
1.02.02.01	INVESTMENTS	1,560,387	589,562
1.02.02.01.01	ASSOCIATED COMPANIES	-	-
1.02.02.01.02	GOODWILL ON ASSOCIATED COMPANIES	-	-
1.02.02.01.03	SUBSIDIARY COMPANIES	-	-
1.02.02.01.04	GOODWILL ON ACQUISITION OF INVESTMENTS	1,560,274	589,449
1.02.02.01.05	OTHER INVESTMENTS	113	113
1.02.02.02	PROPERTY AND EQUIPMENT	6,555,083	6,043,983
1.02.02.03	INTANGIBLE ASSETS	2,790,190	1,624,963
1.02.02.04	DEFERRED CHARGES	49,826	51,794

02.02 - BALANCE SHEET – CONSOLIDATED LIABILITIES AND SHAREHOLDERS' EQUITY  (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 06/30/2008	4 – 03/31/2008
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	21,725,770	17,825,930
2.01	CURRENT LIABILITIES	8,236,741	6,163,859
2.01.01	LOANS AND FINANCING	1,671,828	1,519,054
2.01.02	DEBENTURES	541,109	552,614
2.01.03	SUPPLIERS	3,065,853	2,426,284
2.01.04	TAXES PAYABLE	648,575	534,505
2.01.05	DIVIDENDS PAYABLE	27,805	20,172
2.01.06	PROVISIONS	80,728	89,632
2.01.06.01	PROVISION FOR CONTINGENCIES	80,728	89,632
2.01.07	PAYABLES TO RELATED PARTIES	1,386	1,923
2.01.08	OTHER	2,199,457	1,019,675
2.01.08.01	PAYROLL AND SOCIAL CHARGES	160,890	111,306
2.01.08.02	DERIVATIVE CONTRACTS	357,014	370,390
2.01.08.03	DEFERRED REVENUE	347,451	329,515
2.01.08.04	CONCESSION LINCESES	1,009,090	-
2.01.08.05	OTHER LIABILITIES	325,012	208,464
2.02	NONCURRENT LIABILITIES	4,230,995	3,274,885
2.02.01	LONG-TERM LIABILITIES	4,225,113	3,273,518
2.02.01.01	LOANS AND FINANCING	2,527,633	1,731,683
2.02.01.02	DEBENTURES	1,024,278	1,000,000
2.02.01.03	PROVISIONS	168,051	132,379
2.02.01.03.01	PAYABLES TO RELATED PARTIES	9,201	4,062
2.02.01.03.02	PROVISION FOR CONTINGENCIES	158,850	128,317
2.02.01.04	PAYABLES TO RELATED PARTIES	-	-
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-
2.02.01.06	OTHER	505,151	409,456
2.02.01.06.01	TAXES PAYABLE	216,679	191,377
2.02.01.06.02	DERIVATIVE CONTRACTS	61,939	12,902
2.02.01.06.03	CONCESSION LICENSES	67,343	45,326
2.02.01.06.04	OTHER LIABILITIES	158,744	159,405
2.02.01.06.05	FUNDS FOR CAPITALIZATION	446	446
2.02.02	DEFERRED INCOME	5,882	1,367
2.03	MINORITY INTEREST	929,569	-
2.04	SHAREHOLDERS’ EQUITY	8,328,465	8,387,186
2.04.01	CAPITAL STOCK	6,710,526	6,347,784
2.04.02	CAPITAL RESERVES	708,574	1,071,316
2.04.03	REVALUATION RESERVE	-	-
2.04.03.01	OWN ASSETS	-	-
2.04.03.02	SUBSIDIARY/ASSOCIATED COMPANIES	-	-
2.04.04	PROFIT RESERVES	878,477	878,477
2.04.04.01	LEGAL	100,960	100,960
2.04.04.02	STATUTORY	-	-
2.04.04.03	CONTINGENCIES	11,070	11,070
2.04.04.04	REALIZABLE PROFIT RESERVES	-	-
2.04.04.05	RETENTION OF PROFITS	777,517	777,517
2.04.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	-	-
2.04.04.07	OTHER PROFIT RESERVES	(11,070)	(11,070)
2.04.04.07.01	TREASURY STOCK	(11,070)	(11,070)
2.04.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	30,888	89,609
2.04.06	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-

03.01 – CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 – 04/01/2008 to 06/30/2008	4 - 01/01/2008 to 06/30/2008	5 – 04/01/2007 to 06/30/2007	6 - 01/01/2007 to 06/30/2007
3.01	GROSS SALES AND/OR SERVICES	5,345,497	9,952,823	4,310,055	8,274,404
3.02	DEDUCTIONS	(1,554,182)	(2,829,530)	(1,289,016)	(2,402,517)
3.03	NET SALES AND/OR SERVICES	3,791,315	7,123,293	3,021,039	5,871,887
3.04	COST OF SALES AND/OR SERVICES	(2,043,432)	(3,790,587)	(1,659,580)	(3,052,794)
3.05	GROSS PROFIT	1,747,883	3,332,706	1,361,459	2,819,093
3.06	OPERATING EXPENSES/INCOME	(1,704,158)	(3,061,834)	(1,453,842)	(2,844,177)
3.06.01	SELLING EXPENSES	(1,131,100)	(2,009,740)	(899,699)	(1,683,293)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(340,574)	(628,372)	(275,274)	(593,198)
3.06.03	FINANCIAL	(100,182)	(170,754)	(124,345)	(243,029)
3.06.03.01	FINANCIAL INCOME	71,718	147,023	37,898	104,804
3.06.03.02	FINANCIAL EXPENSES	(171,900)	(317,777)	(162,243)	(347,833)
3.06.04	OTHER OPERATING INCOME	107,444	181,058	69,657	123,497
3.06.05	OTHER OPERATING EXPENSES	(239,746)	(434,026)	(224,181)	(448,154)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	-	-	-	-
3.07	OPERATING RESULT	43,725	270,872	(92,383)	(25,084)
3.08	NONOPERATING INCOME	(37,672)	(37,315)	(6,331)	(7,196)
3.08.01	REVENUES	3,787	5,393	2,226	2,747
3.08.02	EXPENSES	(41,459)	(42,708)	(8,557)	(9,943)
3.09	RESULT BEFORE TAXES AND PROFIT SHARING	6,053	233,557	(98,714)	(32,280)
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(101,210)	(229,930)	(54,876)	(167,140)
3.11	DEFERRED INCOME TAX	53,027	43,852	40,853	67,349
3.12	STATUTORY INTEREST/CONTRIBUTIONS	-	-	-	-
3.12.01	INTEREST	-	-	-	-
3.12.02	CONTRIBUTIONS	-	-	-	-
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-
3.14	MINORITY INTEREST	(17,379)	(17,379)	-	-
3.15	PROFIT/LOSS FOR THE PERIOD	(59,509)	30,100	(112,737)	(132,071)
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	1,469,582	1,469,582	1,437,623	1,437,623
	EARNINGS PER SHARE	-	0.02048	-	-
	LOSS PER SHARE	(0.04049)	-	(0.07842)	(0.09187)

VIVO PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

For the six-month period ended June 30, 2008
(Amounts expressed in thousands of Brazilian reais - R$, unless otherwise indicated)

1. OPERATIONS

a. Equity Control

Vivo Participações S/A (“Company”) is a publicly traded corporation that at June 30, 2008 has as controlling shareholders Brasilcel N.V. and its subsidiaries Portelcom Participações S/A, Sudestecel Participações Ltda., Avista Participações Ltda., TBS Celular Participações Ltda. and Tagilo Participações Ltda., which jointly hold, treasury shares excluded, 63.73% (62.95% at March 31, 2008) of the Company’s total capital.

The change in shareholding of its controlling shareholders is due to the increase in capital occurred in the Company in June 2008, by the capitalization of tax benefit of goodwill incorporated in property of Portelcom Participações SA and Sudestecel Participações Ltda., the right of preference (Note 19c).

Brasilcel N.V. is jointly controlled by Telefonica S/A (50% of total capital), PT Móveis Serviços de Telecomunicações,  SGPS,  S/A (49.999% of total capital) and Portugal Telecom, SGPS, S/A (0.001% of total capital).

b. Subsidiaries

The wholly-owned subsidiary Vivo S.A. is a provider of mobile telephone services, including activities necessary or useful for the performance of such services, in accordance with authorizations granted and TCO IP SA ("TCO IP"), a company operating telecommunications services, Internet access services, development of solutions and other (Note 1.d.3).

The Company is also the controller of Telemig Celular Participações SA (“Telemig Participações "), which in turn controls Telemig Celular SA (" Telemig Celular ") (Note 1.d.1).

The Telemig Participações holds 83.25% of the total capital of Telemig Celular, which is a company providing the Personal Mobile Service ("SMP") in Area 4 of the Region 1 of the General Plan of Authorizations of (SMP), including activities necessary or useful for the enforcement of these services, in accordance with the authorities they have been granted covering the state of Minas Gerais.

The Company, together with its subsidiaries, owns 42.768% of the total capital of Telemig Participações and 87.023% of Telemig Celular (Notes 1.d1 and d4).

c. Authorization and Frequencies

The subsidiary’s business and the services it may provide are regulated by the National Telecommunications Agency (ANATEL), the regulator for telecommunications services in Brazil, in accordance with Law No. 9472 of July 16, 1997 and respective regulations, decrees, decisions and complementary plans.

The authorizations granted may be renewed just once, for a 15-year period, against a payment every two years of rates equivalent to 2% (two percent) of revenues for the year prior to that of the payment, net of taxes and mandatory social contributions related to the application of the Basic and Alternative Plans of Service.

The authorizations that need to be renewed in 2008 are already in the process of renewal by the regulatory agency.

In mid-2007, through auctions conducted by Anatel, its direct and indirect subsidiaries have acquired licenses for 1.9 MHz and 2.1 MHz (3G) for their operations (Note 17).

d. Corporate Events occurring in 2008

d.1) Acquisitions - Telemig Participações S.A. and Tele Norte Participações S.A.

On April 3, 2008, the equity control of Telemig Celular Participações SA (and, indirectly, of Telemig Celular SA) and Tele Norte Participações SA (“Tele Norte Participações”) (and, indirectly, of Amazonia Celular SA) was transferred to the Company, under the Stock Purchase and Sale Agreement entered into between the Company and Telpart Participações S.A (“Telpart”), which has met the conditions set forth in the contract, upon effective payment of the price.

The price for the 7,258,108 common shares and 969,932 preferred shares of Telemig Participações paid on April 3, 2008, already including the remuneration provided for under the Purchase and Sale Agreement with Telpart, is R$1,162,594, equivalent to the amount of approximately R$151.17 per common share and R$67.43 per preferred share of Telemig Participações purchased interest. The prices paid for the common shares of Telemig Participações result in the amount of approximately R$2,625.04 per common share of Telemig Celular. On this date, the Company became the holder of 53.899% of the voting capital and 22.725% of the total capital of Telemig Participações.

Additionally, the Company acquired Telpart’s rights to subscription of shares to be issued by Telemig Participações and Tele Norte Participações as a result of the option provided for in CVM Instruction No. 319/99, at the already restated amounts under the Purchase and Sale Agreement with Telpart, of R$70,511 and R$22,611, respectively.

d.2) Selling - Tele Norte Participações S.A.

On December 20, 2007 in accordance with CVM Instruction No. 358, of 01/03/02, the Company announced that a stock purchase agreement was signed with Telemar Norte Leste S.A (“Telemar”) in order to sell the shares of Tele Norte Participações, which Telpart had agreed to sell and transfer to the Company under the terms of the stock purchase agreement dated August 02, 2007.

Anatel, by Act No. 1261, of March 05, 2008, published in the Federal Official Gazette (DOU) on March 7, 2008, granted the permission to carry out the transfer of shares from Tele Norte Participações to the Company, and the subsequent permission to carry out the transfer of those shares to Telemar.

On April 3, 2008, the Company sold a total of 1,292,679 common shares and 3,715 preferred shares of Tele Norte Participações purchased from Telpart to Telemar Norte Participações, these rights from the option provided for in CVM Instruction No 319/99, for the same amounts paid to Telpart for their acquisitions.

d.3) Acquisition of equity control of TCO IP S.A.

On April 4, 2008 the General Meeting approved the transfer of the equity control of TCO's IP Vivo to the Company. From this date, the TCO IP became a wholly-owned subsidiary of Company.

d.4) Voluntary Public Offering ( “VPO”)

As approved by the Board of Directors of the Company, on August 2, 2007, and upon completion of the equity control acquisition of Telemig Participações (and, indirectly, of Telemig Celular), the Company, through its subsidiary TCO IP SA ( “Issuer”), launched on April 8, 2008, in Brazil, a Voluntary Public Offering (“Voluntary VPO”) to purchase up to 1/3 of the outstanding preferred shares of Telemig Celular and Telemig Participações, and particularly regarding Telemig Participações, the VPO was extended to holders of preferred shares underlying the American Depositary Shares (ADSs) (“ Maximum Number of Shares “). Each ADS of Telemig Participações represents two preferred shares.

The main terms and conditions of the VPO include the following: the price, which represents a premium of approximately 25% (twenty-five per cent) of the weighted average price of the Preferred Shares of the Company, as observed in the last 30 (thirty) BOVESPA’s floors prior to and on August 1, 2007, shall be (i) R$654.72 per preferred share - Telemig Celular, and (ii) of R$63.90 per preferred share - Telemig Participações (for reference purposes, the equivalent to approximately US$74.68 per ADS of Telemig Participações based on the average between the purchase and the sale of US dollar of PTAX800, as disclosed by the Central Bank of Brazil on April 4, 2008, namely, R$1.711 /R$1.00).

With the completion of the process of Voluntary VPO takeover bid held on May 12, 2008, the TCO IP acquired 7,257,020 shares of Telemig Participações, representing 31.912% of the voting capital and 20.043% of the total capital and 89,492 preferred shares of Telemig Celular, representing 3.773% of the total capital and the amounts of R$ 463,724 and R$ 58,592 were paid, respectively.

On April 11, the Company filed with the Brazilian Securities and Exchange Commission its application for Public Offering Registration (VPO by disposal of control) for the purchase of all outstanding common shares of these companies with the draft of the respective Offering document. The Offering was effectively launched on July 15, 2008, as described in Note 34.

e) Agreement between Telefonica and Telecom Italy

In October 2007, TELCO S.p.A. (in which Telefonica S.A holds an interest of 42.3%), completed the acquisition of 23.6% of Telecom Italia. Telefonica S.A. has joint control of Vivo, through its joint venture with Portugal Telecom. Telecom Italia has controlling interest in TIM Participações S.A (TIM), which is a mobile operator in Brazil. As a result of the acquisition of its interest in Telecom Italia, Telefonica S.A. does not have any direct involvement in the operations of TIM. Additionally, any transactions between the Company and TIM are transactions in the normal course of business (inter-operator transactions), which are regulated by the ANATEL.

2. BASIS OF PREPARATION AND PRESENTATION OF QUARTERLY INFORMATION

a) Quarterly information

Company and consolidated Quarterly Information (“ITR”) are presented in thousands of Brazilian Reais (unless indicated otherwise) and have been prepared in accordance with accounting practices adopted in Brazil, considering Brazil’s Corporation law, standards applicable to concessionaries of public telecommunications services, and accounting procedures established by the Brazilian Securities Commission (CVM), including CVM Instruction No. 469/08.

This Quarterly Information was prepared following principles, practices and criteria consistent with those adopted in the preparation of prior year financial statements and should be analyzed in conjunction with such statements.

The balance sheet ended March 31, 2008 and the statement of operations for the six-month period ended June 30, 2007 do not include the effects of the acquisition of Telemig Participações described in Note 1 and thus are not comparable with its financial statements for the six-month period ended June 30, 2008.

The consolidated statement of operations of the Company, for the six-month period ended June 30, 2008, includes the consolidated results of Telemig Participações for the three-month period ended June 30, 2008.

Intercompany asset and liability, revenue and expense balances were eliminated on consolidation.

Some accounts of the consolidated balance sheet at March 31, 2008 and the statement of operations for the six-month period ended June 30, 2007, were reclassified for purposes of comparability, as follows:

  Reclassification of net balances of goodwill on acquisition of Ceterp Celular S/A and of goodwill:: from Deferred Assets, net to Intangible Assets, net;
  Reclassification of the balance payable for the concession licenses of 1.9 MHz: from Other Liabilities to Concession Licenses;
  Reclassification of revenues from Commercial Incentives: from Other Operating Income to Selling Expenses.
  Reclassification of amortization of goodwill: from Other Operating Expenses to General and Administrative Expenses;

Accounts	Balance sheet previously disclosed at 3.31.08	Reclassification	Balance sheet at 3.31.08, released at 6.30.08
Intangible assets, net	1,596,873	28,090	1,624,963
Deferred assets, net	79,884	(28,090)	51,794
Other liabilities	209,239	(45,326)	163,913
Concession licenses	-	45,326	45,326
Accounts	Statement of Operations at 6.30.07	Reclassification	Statement of Operations at 6.30.07, released at 6.30.08
Selling expenses	(1,717,971)	34,678	(1,683,293)
General and administrative expenses	(591,947)	(1,251)	(593,198)
Other operating expense	(449,405)	1,251	(448,154)
Other operating income	158,175	(34,678)	123,497

The reconciliation of Company's and consolidated net income (loss) for the six-month period ended June 30, 2008 and 2007, is as follows:

	6.30.08	6.30.07
Company net income (loss)	30,888	(124,281)
Subsidiaries donations	-	(7,790)
Unclaimed dividends and interest on shareholders' equity in subsidiaries	(788)	-
Consolidated net income (loss)	30,100	(132,071)

b) Changes into Corporation Law – Law No. 11,638/07

On December 28, 2007 Law No.11638 was approved which amends, revokes and introduces new provisions into Law No. 6404, of December 15, 1976, and Law No. 6385, of December 7, 1976. The main purpose of these changes and introductions is to update the Brazilian Corporation Law to bring accounting practices adopted in Brazil into convergence with international accounting standards issued by the International Accounting Standards Board - IASB.

The requirements of this Law shall apply to the financial statements relating to financial years that begin on and after January 1, 2008. Those requirements do not fall as changes in circumstances or estimates and, therefore, the adoption of new practices introduced by Law No. 11638/07 will be, as a general rule, demonstrated retrospectively, or by the application of new accounting practices such as the practices in use during all periods presented, in compliance with the rule that deals with "Accounting Practices, Changes in Accounting Estimates and Correction of Errors" approved by the CVM, through Resolution No. 506.

Thus, changes in accounting practices are recorded in the books as accounting adjustments of previous years, but their impact is allocated to each of the periods presented. In the specific case of the Company and its subsidiaries, in which the financial statements ending December 31, 2008 will be presented in comparison with the 2007 figures, the adjustments will be demonstrated to the beginning balances (January 1, 2007) so that the two years will be stated in compliance with the same accounting practices.

This same procedure was also adopted in the preparation and presentation of Quarterly Information (ITR) 2008, so that the effects of changes in accounting practices are being allocated in each of the periods presented.

On May 2, 2008, the CVM issued Instruction No. 469 that has disciplined part of Law No. 11638/07, setting forth the minimum requirements to be observed in the presentation of ITR's in 2008. This instruction, under certain conditions, given the non-adoption of all the provisions of that Law. The management of the Company has not opted for this alternative and thus applied Law No. 11638/07 to the extent required by CVM Instruction No. 469 in the presentation of ITR's in 2008, as follows:

  Long-term assets and liabilities should be discounted to present value (DPV). The remaining balances should be discounted to present value only when they have a significant impact on the financial statements. As a result, the amounts payable related to the authorization to operate the 3G network were discounted to present value, as disclosed in Note 17.
  The premiums received in the issue of bonds and donations and grants for investment are no longer recorded in shareholders' equity. The amounts of donations and grants (tax incentives) are being temporarily recognized in the Deferred Income group, as determined by CVM Instruction No. 469 in the amounts of the donations for investment in the deferred income account in the amount of R$ 5,882 at  June 30, 2008 (R$ 1.367 at March 31, 2008).

Among the other changes in accounting standards introduced by said Law, highlighted below are those which, in a preliminary analysis made by the management,, are likely to have a significant impact on the financial statements of the Company and its subsidiaries for the year ending December 31, 2008:

  In operations related to business combination conducted between unrelated parties and in connection with transfer of effective control, the assets and liabilities of the company to be acquired, or due to merger or division, will be accounted for at market value. The Company is reviewing the depreciation of the remainder of the goodwill of R$ 1,768,135 on June 30, 2008. During the six-month period ended June 30, 2008, like in previous periods, there was amortization of goodwill amounting to R$ 212,081 (R$ 190,374 in the first half of 2007). During the quarter ended June 30, 2008, the Company acquired interest in Telemig Participações, which established goodwill of R$ 1,073,874, as described in Note 1.d. The management of the Company is making a detailed analysis to identify and measure the market value of the assets and liabilities arising from this acquisition.
  Commercial leasing of property, plant and equipment used in the maintenance of business: the Company has several contracts for commercial leasing, that are financial in nature, which according to item IV of Article 179 of the Brazilian Corporation Law, as amended by Law No. 11638/07 become eligible and amortizable classified as fixed assets by registering the existing obligation, as before, if the record was against the payment of benefits that were accounted for as rent expenses. The effect of the capitalization of such assets and liabilities referred to, if recorded, would increase the shareholders' equity by R$ 12,749 (R$ 14,088 at March 31, 2008) and the result would reduce in the six-month period ended June 30, 2008 by R$ 2,716 (R$ 3,165 for the same period of 2007).
  The deferred assets account will include only the preoperating costs and expenses with restructuring. The group of intangible assets was created, including goodwill on business combination and other intangible assets not characterized as deferred assets as defined above. The Company made a reclassification as new definition of intangible assets in ITR's for the quarter ended June 30, 2008.
  Short-term investments and derivative contracts are, basically, coming from surplus cash that is applied in highly liquid assets, generally redeemable in periods of less than 90 days. Thus, short-term investments are stated by the value plus the income earned through the balance sheet date, approaching the market value as of that date. Therefore, the marking-to-market of these investments should not show significant effects at the end of the year and the quarters presented. The Company publishes the market value of its financial instruments as shown in Note 28.b. The management of the Company believes that its short-term investments are in line with the requirements of the CVM, or any significant effect should be determined in the adoption of that rule.

The other changes introduced by Law No. 11638/07 should not cause significant effects in the financial statements as of December 31, 2008 or are not applicable, namely:

  Analysis of the recoverability of fixed assets, intangible and deferred charges as established by Pronouncement 01 of the CPC, approved by CVM Resolution No. 527. The Company has not identified any adjustment in its assets.
  Revaluation of fixed assets: the Company has no  items of fixed assets revalued.
  Stock-based pay to directors and employees: the Company has no stock-based pay plan and therefore, management believes that there will be no impact on its financial statements.
  The changes introduced by CVM Instruction No. 247 which deal with investments in affiliates should not cause any impact since the investments held by the Company are in subsidiaries that continue to be measured by the equity method.
  The Company already discloses additional information such as their annual financial statements, the Statements of Cash Flows and Value Added, therefore the change in Law No. 11638 which makes presentation of such statements mandatory does not cause any effect on the information already disclosed by the Company.

3. SHORT-TERM INVESTMENTS

Temporary cash investments refer principally to fixed income transactions, which are indexed to Interbank Deposit Rates (CDI), with immediate liquidity and Fund Investment in Quota of Investment Funds (Fundo de Investimento em Cotas de Fundos de Investimento) - FIC. The FIC portfolios were composed substantially of federal public securities and securities of first-line private institutions, both highly liquid, recorded at realizable value..

The investment funds perform operations involving financial instruments in order to reduce exposure to interest rate risk, which are also recorded at realizable value..

	Consolidated
	6.30.08	3.31.08
Short-term investments	2,227,646	2,158,113
Investments pledged in guarantee	54,558	53,061
Investment Fund (Note 29)	275,146	-
Total	2,557,350	2,211,174

Current	2,537,202	2,191,510
Noncurrent	20,148	19,664

At June 30, 2008, Vivo had financial investments pledged in guarantee of lawsuits and loans and financing (Note 15.d), amounting to R$34,410 (R$33,397 on March 31, 2008) and R$20,148 (R$19,664 on March 31, 2008), respectively.

For FIC on June 30, 2008, there were no guarantees, bonds, mortgages or other guarantees provided .

4. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	6.30.08	3.31.08
Receivables from billed services	902,094	790,012
Receivables from interconnection fees	733,493	627,036
Receivables from unbilled services	713,934	652,643
Receivables from goods sold	377,835	317,119
(-) Allowance for doubtful accounts	(423,724)	(359,139)
Total	2,303,632	2,027,671

At June 30, 2008 the balance of accounts receivable includes R$298,247 (R$262,503 as of March 31,2008) related to co-billing with other operating companies, the amounts of which were determined on the basis of statements of commitment since contracts have not yet been signed by the parties. Pending matters related to the definition of responsibility for losses resulting from fraud have not yet been resolved, and depend upon decision by the regulating agency and agreement between the parties. The Company does not expect financial losses on the matter.

The changes in the allowance for doubtful accounts are as follows:

	Consolidated
	2008	2007
Balance at beginning of year	344,701	353,306
Additional allowance in 1st half year(Note 22)	172,542	208,629
Write-offs and recoveries in 1st half year	(125,265)	(185,745)
Admission of Telemig Investments on 3.31.08	31,746	-
Balance at June30	423,724	376,190

Additional allowance in 2nd half year		157,111
Write-offs and recoveries in 2nd half year		(188,600)

Balance at December 31		344,701

5. INVENTORIES

	Consolidated
	6.30.08	3.31.08
Handsets	564,707	396,038
Simcard (chip)	30,478	22,845
Accessories and other	13,057	6,419
(-) Provision for obsolescence	(40,505)	(40,427)

Total

	567,737	384,875

6. DEFERRED AND RECOVERABLE TAXES

6.1 Breakdown

	Company		Consolidated
	6.30.08	3.31.08	6.30.08	3.31.08
Prepaid income and social contribution taxes	510,849	502,968	750,695	627,975
Recoverable state VAT (ICMS)	-	-	516,003	482,785
Recoverable Social Contribution Taxes on Gross Revenue for Social Integration Program (PIS) and on Gross Revenue for Social Security Financing (COFINS)	28,529	28,529	302,317	219,001
Withholding income tax	26,415	165	70,183	48,805
Other recoverable taxes	270	270	32,433	34,122
Total recoverable taxes	566,063	531,932	1,671,631	1,412,688

Deferred income and social contribution taxes	1,143	1,143	2,669,841	2,489,830
ICMS to be allocated	-	-	118,060	93,663

Total	567,206	533,075	4,459,532	3,996,181

Current	30,946	4,696	1,993,445	1,704,559
Noncurrent	536,260	528,379	2,466,087	2,291,622

The Telemig Celular has tax reduction of 75% on the taxable profit generated in the areas under the Agency for the Development of the Northeast (ADENE) - where the carrier operates (North of Minas Gerais and Vale do Jequitinhonha) for a period of 10 years as from 2004.

The breakdown of deferred income and social contribution taxes are as follows:

	Consolidated
	6.30.08	3.31.08
Income and social contribution taxes loss carryforwards (a)	1,120,996	1,091,913
Tax credit acquired - restructuring (b)	521,205	562,471
Tax credits on provisions for:: (c)
Contingencies	208,138	124,664
Accelerated depreciation	173,640	159,457
Derivative contracts	148,835	117,665
Doubtful accounts	144,306	122,107
Suppliers	136,732	105,883
Valuation allowance - fixed assets	110,063	102,047
Customer loyalty program	34,331	27,994
Employee profit sharing	22,200	13,985
Obsolescence	13,771	13,745
Other amounts	35,624	47,899
Total deferred taxes	2,669,841	2,489,830

Current	1,053,193	943,782
Noncurrent	1,616,648	1,546,048

The installment classified in current assets refers to reversal of temporary differences and amortization of goodwill expected for the next twelve months.

The deferred taxes were set up assuming its future realization, as follows:

a) Tax loss: represents the amount recorded by the subsidiary, which will be offset at the limit of 30% of the bases computed in the coming years and has no limitation period. The Company did not record the potential deferred income and social contribution tax credit that would arise from the use of these tax bases in the amount of R$678,603 (R$700,126 at March 31, 2008), given the uncertainty, at this time, as to the Company’s ability to generate future taxable results to ensure realization of these deferred taxes.

b) Tax credit incorporated: represented by the net balance of goodwill and the provision for maintaining the integrity of the net equity (Note 6.2). Its conversion occurs proportionately to the amortization of the goodwill in its subsidiary, over a period of 5 to 10 years. Studies by outside consultants used in the Corporate Restructuring process support the recovery of the value within this period.

c) Temporary differences: realization will occur at the payment of provisions, the effective loss on bad debts or the realization of inventories, as well as upon reversal of other provisions. The Company did not record the potential deferred income and social contribution tax credit that would arise from the use of these provisions in the amount of R$157,829 (R$157,293 at March 31, 2008), given the uncertainty, at this time, as to the Company’s ability to generate future taxable results to ensure realization of these deferred taxes.

The Company prepared technical feasibility studies, approved by its Board, which indicated the full recovery of deferred tax amounts recognized at December 31, 2007, as defined by CVM Instruction No. 371. During the six-month period ended June 30, 2008, no relevant fact occurred that indicated limitations to full recovery of deferred tax amounts recognized by the subsidiary.

6.2  Tax benefits – Corporate Restructuring

Company’s and its subsidiary’s accounting records for corporate and tax purposes include specific accounts related to acquired goodwill and provision and respective amortization, reversal and tax credit, the balances of which are as follows:

	Consolidated
	6.30.08			3.31.08
Restructuring	Goodwill	Provison	Net	Net
GT – Acquisition	473,721	(312,656)	161,065	170,792
TC – Privatization	452,305	(298,521)	153,784	180,922
TCO – 1st acquisition	275,571	(181,877)	93,694	119,248
TCO – 2nd acquisition	166,214	(109,701)	56,513	63,295
Telemig Participações - Privatization	90,209	(59,538)	30,671	-
TLE – Privatization	74,940	(49,462)	25,478	28,214
Total	1,532,960	(1,011,755)	521,205	562,471

The changes during the six-month period ended June 30 are as follows:

	Consolidated
	2008	2007
Results:
Amortization of goodwill	456,443	440,524
Reversal of provision	(307,162)	(296,655)
Tax credit	(149,281)	(143,869)
Effect on results	-	-

Proportionately to the effective realization of tax benefits, relevant amount will be absorbed into capital in favor of controlling shareholders, while the other shareholders will be ensured the right of first refusal. The funds originating from the exercise of this right will be paid to controlling shareholders.

In the Board of Directors meeting held on May 26, 2008, the installment referring to special goodwill reserve was capitalized in favour of controlling shareholders in the amount of R$ 362,742, corresponding to the amount of tax benefits generated in the years 2006 and 2007 (Note 19c).

7. PREPAID EXPENSES

	Company		Consolidated
	6.30.08	3.31.08	6.30.08	3.31.08
FISTEL fee	-	-	414,274	465,008
Advertising to be distributed	-	-	81,800	111,049
Rent	-	-	31,293	11,142
Financial charges	2,128	2,328	5,274	2,559
Other	-	-	39,541	33,073

Total

	2,128	2,328	572,182	622,831

	346	471	505,724	566,634
	1,782	1,857	66,458	56,197

8. OTHER ASSETS

	Company		Consolidated
	6.30.08	3.31.08	6.30.08	3.31.08
Judicial deposits	5,795	5,644	111,354	119,095
Subsidies on terminal sales	-	-	47,042	33,332
Credits with suppliers	-	-	39,285	21,492
Credits to Amazon Cellular SA and Tele Norte Celular Participações SA (a)	-	-	21,557	-
Advances to employees	-	-	17,798	15,159
Intercompany credits	1,863	1,863	7,489	6,005
Other	787	3,421	11,394	8,215

Total

	8,445	10,928	255,919	203,298

	1,026	3,509	215,884	170,824
	7,419	7,419	40,035	32,474

(a) These refer to the amounts of human resources and administrative contract sharing and establishment of condominium with Telemig and Telemig Participações, existing until the date of acquisition of control by Vivo Participações. The balances are remunerated based on the CDI variation.

9. INVESTMENTS

a) Investments in subsidiary

	Shareholders’ equity (capital deficiency) at		Net income (loss) for the six-month periods ended
Investees	6.30.08	3.31.08	6.30.08	6.30.07
Vivo S.A.	7,344,555	7,398,979	322,055	117,248
TCO IP S.A.	(12,711)	-	(13,517)	-
Telemig Celular Participações S.A.	1,409,584	-	18,455	-

At June 30, 2008, TCO IP recorded capital deficiency. In view of the continuity of this subsidiary, guaranteed by the Company, the amount of R$ 12,711 was recorded in subline "Capital Deficiency" to recognize the liabilities related to this subsidiary.

b) Breakdown and changes

The balance of Company's investments includes interest in subsidiaries' equity, goodwill, advances for future capital increase and valuation allowance, as well as other investments, as shown below:

	Company		Consolidated
	6.30.08	3.31.08	6.30.08	3.31.08
Investment in subsidiaries	6,617,140	6,293,160	-	-
Advance for future capital increase	1,105,818	1,105,818	-	-
Goodwill on acquisition of investments, net	1,565,948	814,579	1,768,135	814,579
Valuation allowance	(207,861)	(225,130)	(207,861)	(225,130)
Other investments	106	106	113	113
Investment balance	9,081,151	7,988,533	1,560,387	589,562

(a) The consolidated amount includes goodwill generated by TCO IP in the acquisition of interest in Telemig and Telemig Participações through the VPO (Note 1.d.4).

Changes in investments in subsidiaries for the six-month period ended June 30 is as follows:

b.1)  Investments in subsidiaries

	6.30.08	6.30.07
Balance at beginning of year	6,091,680	7,358,367
Net income of subsidiaries (a)	327,037	117,248
Donations and subsidies	-	7,790
Capital reduction	-	(36,500)
Investment acquisition (Note 1)	373,423	-
Interim dividends and interest on shareholders’ equity	(175,000)	-
Balance at June 30	6,617,140	7,446,905

(a) At June 30, 2008, subsidiary TCO IP recorded capital deficiency of R$ 12,711 and a loss in the period of R$ 13,517, whose amount is not reflected in the above table.

b.2) Goodwill on acquisition of investments, net

	6.30.08	6.30.07
Balance at beginning of year	909,766	1,290,512
Investment acquisition (Note 1)	868,263	-
Amortization of goodwill (Note 24)	(212,081)	(190,374)
Balance at June 30	1,565,948	1,100,138

b.3) Valuation allowance

	6.30.08	6.30.07
Balance at beginning of year	(242,397)	(311,467)
Amortization of loss (proportional goodwill) (Note 24)	34,536	34,536
Balance at June 30	(207,861)	(276,931)

These refer to provisions recorded on December 31, 2001 and 2002 to recognize permanent losses on goodwill due to the accumulated losses of subsidiary Global Telecom SA as of those dates.

10. PROPERTY, PLANT AND EQUIPMENT, NET

		Consolidated
		6.30.08			3.31.08
	Yearly depreciation rates %	Cost	Accumulated depreciation	Property, plant and equipment, net	Property, plant and equipment, net
Transmission equipment	10.00 to 33.33	8,554,258	(6,342,701)	2,211,557	2,141,192
Switching equipment	10.00 to 33.33	4,035,353	(2,498,232)	1,537,121	1,345,969
Infrastructure	2.86 to 20.00	2,845,427	(1,631,365)	1,214,062	1,152,059
Terminals	20.00 to 66.67	2,098,213	(1,811,242)	286,971	271,789
Buildings	2.86 to 5.00	296,393	(82,365)	214,028	209,277
Land		62,840	-	62,840	59,785
Other assets	6.67 to 20.00	1,633,213	(1,110,394)	522,819	480,745
Construction in progress		505,685	-	505,685	383,167
Total		20,031,382	(13,476,299)	6,555,083	6,043,983

In the six-month period ended June 30, 2008, Vivo capitalized financial expenses incurred in connection with loans to finance construction in progress in the amount of R$16,819. In the same period of 2007, there was no capitalization.

At June 30, 2008, the subsidiaries had property and equipment offered as guarantee collaterals in lawsuits in the amount of R$128,636 (R$97,634 as of March 31, 2008).

11. INTANGIBLE ASSETS, NET

		Consolidated
		6.30.08			3.31.08
	Yearly depreciation rates %	Cost	Accumulated depreciation	Intangible net	Intangible net
Concession licenses	6.67 to 28.9	2,174,781	(698,968)	1,475,813	380,599
Software use rights	20.00	3,648,292	(2,458,558)	1,189,734	1,116,578
Goodwill -Ceterp Celular S.A.	10.0	84,265	(63,901)	20,364	22,471
Goodwill	As contract deadlines	28,150	(22,099)	6,051	5,619
Other assets	6.67 to 20.0	35,511	(30,894)	4,617	5,610
Construction in progress		93,611	-	93,611	94,086
Total		6,064,610	(3,274,420)	2,790,190	1,624,963

12. DEFERRED ASSETS, NET

		Consolidated
		6.30.08			3.31.08
	Annual amortization rate %	Cost	Accumulated amortization	Deferred Assets, Net	Deferred Assets, Net
Preoperating expenses	10.00	360,515	(310,689)	49,826	51,794

13. TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	6.30.08	3.31.08	6.30.08	3.31.08
Suppliers	3,854	3,561	2,266,229	1,745,651
Amounts to be transferred LD (a)	-	-	377,025	312,769
Interconnection / linking	-	-	209,352	197,175
Technical assistance	-	-	171,030	139,140
Other	165	258	42,217	31,549
Total	4,019	3,819	3,065,853	2,426,284

(a) Amounts to be transferred refer to VC2, VC3 and roaming charges, invoiced to companies’ customers and passed on to the long distance operating companies.

14. TAXES PAYABLE

	Company		Consolidated
	6.30.08	3.31.08	6.30.08	3.31.08
Current taxes:

ICMS	-	-	549,678	501,426
PIS and COFINS	16,347	98	115,523	83,950
Income and social contribution taxes	17,397	-	108,351	59,105
FISTEL	-	-	16,694	10,031
FUST and FUNTTEL	-	-	9,125	8,637
Other taxes, fees and mandatory contributions	1,381	1,382	19,428	21,645
Total	35,125	1,480	818,799	684,794

Legal liabilities (CVM 489/05):

CIDE	-	-	23,617	30,176
PIS and COFINS	-	-	14,861	7,662
Other taxes, fees and mandatory contributions	-	-	7,977	3,250
Total	-	-	46,455	41,088

Total	35,125	1,480	865,254	725,882

Current	35,125	1,480	648,575	534,505
Noncurrent	-	-	216,679	191,377

Current Taxes

At June 30, 2008, the noncurrent liability, portion of R$ 192,272 ( R$ 178,833 as of March 31, 2008) refers to ICMS - More Jobs for Paraná Program, resulting from an agreement with the Paraná State Government involving the deferral of ICMS payment.

Legal Liabilities - CVM Resolution 489/05

This includes the taxes that fall within the scope of CVM Resolution No. 489, of October 3, 2005, which approved IBRACON Accounting Standards and Procedures NPC No 22.

For quarterly information purposes, the amounts of judicial deposits of said taxes, if applicable, were offset against taxes, fees and mandatory contributions payable.

Below are the changes in the legal obligations arising from compliance with CVM Resolution No. 489/05:

	Legal obligations	(-) Judiciary deposits	Total
Balance at beginning of year	108,232	(71,419)	36,813
Addition, net of reversals	10,679	(10,665)	14
Monetary restatement	(751)	-	(751)
Addition, net of Telemig Participações at 3.31.08	10,379	-	10,379
Balance at June 30, 2008	128,539	(82,084)	46,455

15. LOANS, FINANCING AND DEBENTURES

a) Breakdown of debt

a.1) Loans and Financing

				Company		Consolidated
Description	Currency	Interest	Maturity	6.30.08	3.31.08	6.30.08	3.31.08
Banco Europeu de Investimento – BEI	US$	4.18% p.a. to 4.47% p.a.	03/02/15	-	-	581,291	730,486

Resolution 2770		¥0% to 5.78% p.a.	10/03/08 to 01/18/11	-	-	794,031	615,556

Resolution 2770	US$	1.36% p.a. to 6.24% p.a.	07/08/08 to 10/10/08	40,771	44,797	261,863	316,175

Resolution 2770	R$	IGP-M + 9.45% p.a.	02/09/10	-	-	126,430	122,666

BNDES	URTJLP	TJLP + 4.3% p.a. to 4.6% p.a.	07/15/08 to 08/15/14	-	-	1,413,641	667,843

BNDES	UMBNDES	4.6% p.a.	07/15/08 to 07/15/14	-	-	7,680	9,053

Compror		¥1.00% p.a. to 5.78% p.a.		-	-	-	432,745

Banco do Nordeste do Brasil – BNB	R$	10.00% p.a.	07/29/08 to 01/29/15	-	-	247,240	247,240

Acquisition of investment “TCO”	R$	100% CDI + 1% p.a.	10/01/08	10,697	10,697	10,697	10,697

Unsecured Senior Notes	US$	8.750% p.a.	01/20/09	-	-	127,352	-

Promissory note	R$	104.1% CDI	11/10/08	-	-	530,000	-

Other	R$	Coluna 27 FGV	10/25/08	-	-	261	337

Interest				18,313	17,375	98,975	97,939

Total				69,781	72,869	4,199,461	3,250,737

Current				69,781	72,869	1,671,828	1,519,054
Noncurrent				-	-	2,527,633	1,731,683

a.2) Debentures

				Company		Consolidated
Description	Currency	Interest	Maturity	6.30.08	3.31.08	6.30.08	3.31.08

Debentures	R$	103.0% to 104.2% CDI	08/01/08	1,500,000	1,500,000	1,500,000	1,500,000

Debentures	R$	IPCA + 0.5% p.a.	07/05/21	-	-	24,234	-

Interest				41,109	52,614	41,153	52,614

Total				1,541,109	1,552,614	1,565,387	1,552,614

Current				541,109	552,614	541,109	552,614
Noncurrent				1,000,000	1,000,000	1,024,278	1,000,000

b) Payment timetable

On June 30, 2008, the maturities of the long-term portion of loans and financing are as follows:

Year	Company	Consolidated
2009	-	285,833
2010	-	479,230
2011	-	340,598
2012	-	309,312
After 2013	1,000,000	2,136,938
Total	1,000,000	3,551,911

c) Loan covenants

The subsidiary has loans and financing taken out from Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the balance of which at June 30, 2008 was R$1,421,321 (R$676,896 as of March 31, 2008).  In accordance with the contract, there are several economic and financial indexes that must be determined on a six-month period and yearly basis. At the same date, all economic and financial indexes established in the contract were met.

Vivo has loans from the European Investment Bank (Banco Europeu de Investimento), the balance of which at June 30, 2008 amounted to R$581,291 (R$730,486 as of March 31, 2008). At the same date, all economic and financial indexes established in the contract were met.

The program to capture the Unsecured Senior Notes of Telemig Celular has covenants regarding the application of resources to the destinations specified in the contracts, conduction of certain transactions with related parties and a merger or acquisition and incorporation of economic and financial indicators. At the same date, all economic and financial indexes of Telemig Celular provided under contract were met.

The contract of Telemig Celular with the Secretary of State for Economic Development on the debentures, contains covenants on applications for judicial and extrajudicial recovery, liquidation, dissolution, insolvency, request for self-bankruptcy of bankruptcy or insolvency, lack of payment, lack of compliance with fiduciary obligations and not complying with certain limit based substantially on financial indexes of balance and LAJIDA or "EBITDA” (Earnings before interest, taxes, depreciation and amortization), among others. At June 30, 2008, all covenants were met by Telemig Celular.

d) Guarantees

At June 30, 2008, Vivo's loans and financing, in local currency, the principal amounting to R$2,249,852, had been R$247,240 at Banco do Nordeste do Brasil – BNB, R$1,413,641 at BNDES (URTJLP), R$7,680 at BNDES (UMBNDES) and R$581,291at BEI were given to guarantees according to the table below:

Banks	Guarantees
BNDES
  Contract (VIVO-2007) R$1,370,997: Guarantee in receivables referring to 15% of the higher between the debt balance or 4 (four) times the highest installment
  Contract (VIVO-”GT”) R$65,199: 15% of the receivables are pledged referring to service revenue
  Vivo Participações is intervening guarantor

Banco Europeu de Investimento – BEI	Commercial risk guaranteed by BBVA Portugal
Banco do Nordeste do Brasil S.A.
  Bank guarantee granted by Banco Bradesco S.A in an amount equivalent to 100% of the debit balance of the financing obtained
  Establishing a liquidity fund comprised of short-term investments at an amount equivalent to 3 (three) amortization installments by reference to the average post-grace period installment
  Vivo Participações is an intervening guarantor

e) Debentures

e.1) Fund-raising by Company:

On August 1, 2007 the second renegotiation of the first public issue of debentures, consisting of 5,000 (five thousand) simple, nonconvertible and non-guaranteed debentures, with a par value of R$100 (one hundred thousand Reais) each, maturing on August 1, 2008 took place. The renegotiation involved the total volume of the original issue occurred on August 1, 2003, at the rate of 104.6% of CDI, concomitantly with a reduction in the rate to 103% of CDI.

Within the scope of the R$2,000,000 (two billion Reais) First Security Distribution Program announced on August 20, 2004, on May 1, 2005 the Company issued debentures in the amount of R$1,000,000 (one billion Reais) for a term of 10 years as from the date of issue.

The Offering consisted of the issue in two series of R$ 200,000 (two hundred million Reais) and R$800,000 (eight hundred million Reais), in the second series with final maturity on May 1, 2015. The debentures accrue interest, payable on a six-month period basis, corresponding to 103.3% (first series) and 104.2% (second series) of the accumulated daily average rates for DI (one-day Interbank, extra group deposits) (DI rates), as calculated and published by the Center for Custody and Financial Settlement of Certificates and Bonds (CETIP).

Remuneration of Debentures is due to be renegotiated on May 1, 2009 (first series) and May 1, 2010 (second series).

e.2) Fund-raising by Telemig Celular

In compliance with the Contract for Provision of SMP, in accordance with the Public Selection No 001/07, the State of Minas Gerais, through the Secretary of State for Economic Development, has undertaken to subscribe debentures issued by Telemig Celular, under “Minas Comunica” Program, using resources of the Fund for Universalization of Access to Telecommunications services (Fundo de Universalização do Acesso a Serviços de Telecomunicações ) - FUNDOMIC. Under this program, Telemig Celular would make it feasible to provide SMP service to 134 locations in the areas recorded as 34, 35 and 38.

Also according to the program, 5,550 simple, unsecured, nonconvertible, registered debentures would be issued, without the issue of safeguards and certificates, in up to five series.

In contrast to the certification by the Secretary of State for Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st Series of the 1st issue of Telemig Celular, amounting to R$ 6,210 in December 2007. In March 2008, the service at 42 locations, 1,739 debentures were issued on the 2nd Series of the 1st issue of Telemig Celular, valued at R$ 17,390.

16.  PROVISION FOR CONTINGENCIES

The Company and its subsidiary are parties to proceedings that generate administrative and judicial contingencies related to labor, tax and civil claims. Relevant accounting provisions have been set up concerning such proceedings considered probable losses.

The breakdown of the balances of such provisions is as follows:

	Consolidated
	6.30.08			3.31.08
	Provision	(-) Judicial deposits	Net	Net
Civil	212,784	(39,183)	173,601	174,993
Labor	69,212	(31,453)	37,759	37,711
Tax	34,133	(5,915)	28,218	5,245
Total	316,129	(76,551)	239,578	217,949

Current			80,728	89,632
Noncurrent			158,850	128,317

Changes occurred in the provision for contingencies, net for the six-month period ended June 30, are as follows:

	2008	2007
Balance at beginning of year	199,404	146,623
Provisions recorded, net of reversals (Note 24)	82,908	120,860
Monetary variation	7,002	600
Decrease (increase) in judicial deposits	(7,589)	(7,074)
Payments	(53,104)	(51,126)
Addition, net of Telemig Participações on 3.31.08	10,957	-
Balance at June 30	239,578	209,883

16.1. Civil proceedings

Several civil claims are included, and respective provision was recorded as shown before, which is considered sufficient to meet probable losses on these cases.

a) Consumers

The Company and its subsidiary are a party to several lawsuits initiated by individual consumers or civil associations representing the right of consumers against non-performance of services and/or products sold by the Company. Individually, none of these lawsuits is considered significant.

At June 30, 2008, based on the opinion of outside lawyers, the amount of R$162,582 (R$148,984 as of March 31, 2008) was recorded, which is considered sufficient to meet potential losses on these proceedings.

At the same date, the amount involved in these lawsuits classified as “possible loss” is R$411,411 (R$365,733 as of March 31, 2008).

b) ANATEL

The Company is a party to several legal and administrative proceedings initiated by ANATEL referring to noncompliance with regulations concerning the Personal Mobile Service (SMP). At June 30,2008, the amount of R$14,708 (R$18,107 as of March 31, 2008), was recorded, which is considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as “possible loss” is R$ 25,282 (R$21,024 as of March 31, 2008).

c) Others

These refer to lawsuits of other nature, all related to the normal course of business, including contractual discussions with supplier. At June 30, 2008, based on the opinion of its outside lawyers, the amount of R$35,494 (R$38,105 as of March 31, 2008) was recorded, which is considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as “possible loss” was R$ 56,967 (R$58,369 as of March 31, 2008).

16.2. Labor claims

Several labor claims are included, and respective provision was recorded as shown before, which is considered sufficient to meet probable losses on these cases.

No new significant labor claims were initiated in the six-month period ended June 30, 2008 classified as “probable loss”. No significant changes occurred in the proceedings reported since last fiscal year.

With respect to proceedings for which the possibility of loss is classified as “possible”, the amount involved is R$177,653 (R$160,683 as of March 31, 2008).

16.3. Tax proceedings

16.3.1. Probable losses

No new significant tax proceedings were initiated in the six-month period ended June 30, 2008, classified as “probable loss”.

16.3.2.. Possible Losses

At June 30. 2008, the amounts of such proceedings classified as “possible” were R$ 1,951,532 (R$1,827,508 as of March 31, 2008), which relate mainly to challenges concerning the ICMS, PIS/COFINS, ISS, IRPJ, IRRF, CSLL, IOF, CPMF, FUST, FUNTTEL, FISTEL and Social Contributions. No new significant tax proceedings were initiated in the six-month period ended June 30, 2008, classified as “possible loss”. No significant changes occurred in the proceedings described herein since last fiscal year.

17. CONCESSION LICENSES

	Consolidated
	6.30.08	3.31.08
SMP - 800 MHz, 900 MHz, 1800 MHz and 1900 MHz	73,656	45,326
2,1 Mhz (3G)	1,002,777	-
Total	1,076,433	45,326

Current	1,009,090	-
Noncurrent	67,343	45,326

In mid-2007, the subsidiaries have acquired licenses for 1.9 MHz and 2.1 MHz (3G) through auctions conducted by Anatel, as follows:

Auction of Frequencies 1.9 Mhz

On September 25, 2007, the Company, VIVO, was the winning bidder of the Band L lots, except for lot 16 (area of Londrina- state of Paraná), and of lot 20 (North of Brazil), after opening the proposals carried through on that date in the headquarters of ANATEL. Band L comprises lots in the frequency range from 1895 to 1900 Mhz and from 1975 to 1980 Mhz, with 5 + 5 Mhz width, in all the regions served by the SMP.  Thus, Vivo closed its last “gap” coverage and will soon be operating in the entire Brazilian territory.

In order to achieve this benchmark, Vivo offered 50.60% average premium over the minimum price set in the auction call notice. Vivo’s offer was approximately R$169.7 million for all Band L lots acquired. However, pursuant to the rules provided for in the auction call notice, the price to be paid refers to the remaining term of the pre-existing authorizations for each lot acquired, the term of which is always counted from the date of execution of the Term of Authorization referring to this bidding process. The amount resulting from the governmental bidding for Vivo totaled R$50.3 million, without including the lots in the state of Minas Gerais.

Vivo already made the initial payment of 10% of the balance of the licenses and the remainder (90%) will be paid for up to 12 months from the auction date.

Auction of Frequencies of 2.1 Mhz (3G)

On December 18, 2007, Telemig Celular announced that it was the winning bidder in 2 lots (Minas Gerais - Sector 2 and Triângulo Mineiro - Sector 3) for the extension of third generation (3G) mobile services, with 10 + 10 Mhz width. For the lots purchased, the proposal of Telemig Celular was approximately R$ 53.5 million.

On December 20, 2007, Vivo,  announced that it was the winning bidder in the Band J lots, with 10 + 10 MHz width, with exception of areas VII and X. In order to achieve this benchmark, Vivo has paid 92.5% average premium over the minimum price set in the auction call notice. For all Band J lots acquired, the Vivo offer was approximately R$1.1 billion.

The terms of use of these licenses are for a period of 15 years, subject to a one-time renewal period of 15 years. The total amount or 10% should be paid at the time of the execution of the Terms of Authorization. The remaining 90%, totaling R$ 1,032,924 and R$ 48,182 in Vivo and Telemig Celular, respectively, may be paid in 6 equal and annual installments, with a grace period of 3 years, adjusted to the Telecommunications Sector Index - IST variation, plus 1% monthly, or until December 11, 2008 without update. The subsidiaries keep the remaining obligations recorded in passive stock without monetary update.

On April 29, 2008, the Company signed at Anatel the Term of Authorization for the use of the radiofrequency subranges by Vivo and Telemig Celular.

The values of these licenses payable were recorded against intangible assets in the amounts of R$ 958,086 and R$ 44,691 in Vivo and Telemig Celular, respectively, less the discount to present value of R$ 74,838 in Vivo and R$ 3,491 in Telemig Celular, as determines Law No. 11638/07 and CVM Instruction No. 469/08. The discount to present value was calculated using the rate of 100% of the CDI.

18. OTHER LIABILITIES

	Company		Consolidated
	6.30.08	3.31.08	6.30.08	3.31.08
Prepaid services to be rendered	-	-	347,451	329,515
Reverse stock split (a)	71,721	71,906	213,132	115,885
Provision for disposal of assets (b)	-	-	158,745	159,406
Provision loyalty program (c)	-	-	100,973	82,335
Provision for pension fund	-	-	9,201	4,062
Payables to related parties	170	161	1,386	1,923
Other	9,457	9,455	11,352	10,689
Total	81,348	81,522	842,240	703,815

Current	81,028	81,202	673,849	539,902
Noncurrent	320	320	168,391	163,913

(a)Refers to the credit made available to the holders of shares remaining as a result of the reverse stock split of the capital stock of the Company and its subsidiary.

(b) Refers to the costs to be incurred in connection with the need, if any, for giving back to their owners the “sites” (locations for installations of the subsidiary’s Radio Base Stations – RBS) in the same conditions as they were found upon execution of their initial rent contract.

(c) The subsidiary has implemented loyalty programs, under which calls are converted into points that enable the user to a future change of handsets. A provision is made for accumulated points, net of redemptions, considering the history of redemptions, points generated and average cost per point.

19. SHAREHOLDERS’ EQUITY

a) Capital

At June 30, 2008 the Company's capital was R$ 6,710,526 (Note 19c).

Subscribed paid-in capital is represented by shares without par value, as follows:

	6.30.08	3.31.08
Capital stock
Common	536,601,378	524,931,665
Preferred	937,476,042	917,186,080
Total	1,474,077,420	1,442,117,745

Treasury shares
Preferred	(4,494,900)	(4,494,900)
Total	(4,494,900)	(4,494,900)

Shares outstanding
Common	536,601,378	524,931,665
Preferred	932,981,142	912,691,180
Total	1,469,582,520	1,437,622,845

Asset value per share outstanding (in R$)	5.67	5.84

b) Dividends and interest on shareholders’ equity

The preferred shares do not have voting rights, except in the cases stipulated in articles 9 and 10 of the bylaws, but are ensured priority in the reimbursement of capital, without premium, the right to participate in the dividend to be distributed, corresponding to a minimum of 25% of net income for the fiscal year, calculated in accordance with article 202 of Brazilian Corporation law, and priority in receiving minimum noncumulative dividends equivalent to the higher of the following amounts:

b.1) 6% per year on the amount resulting from dividing the subscribed capital by the total number of Company’s shares; or

b.2) 3% per year on the amount resulting from dividing shareholders’ equity by the total number of Company’s shares, and also the right to participate in distributed income under conditions equal to those applicable to common shares, after the common shares have been ensured of a dividend equal to the minimum priority dividend established for the preferred shares.

As from the General Shareholders’ Meeting held on March 27, 2004, the preferred shares are entitled to full voting rights, in accordance with article 111, paragraph 1, of Law No. 6404/76, since minimum dividends were not paid on preferred shares for three consecutive years.

At the Annual General Meeting held on March 15, 2007, the payment of dividends on P&L for year 2006 to the holders of preferred stocks was approved. However, the approved amount was lower than the minimum statutory value required to remove the right to vote of the preferred stocks.

b.3) Dividends and interest on shareholders’ equity, not claimed by shareholders expire in 3 (three) years, as from the date of the beginning of payment, as set forth in article 287, subparagraph II, item a), of Law No. 6404/76.

c) Special Goodwill Reserve

This reserve was established as a result of the Corporate Reestructuring processes described in Note 6.2, as per contra to the net assets absorbed, and it represents the future tax benefit amount to be earned through amortization of the absorbed goodwill. At the end of each fiscal year, the special goodwill reserve portion corresponding to the benefit could be capitalized in behalf of the controlling shareholder, with the issue of new shares. The capital increase is subject to the right of first refusal of the non-controlling shareholders, in proportion to their respective equity interest, by specie and class, by the time of the issue. In addition, the amounts paid upon exercising this right will be directly delivered to the controlling shareholder, pursuant to the provisions set forth by CVM Instruction No. 319/99.

The Meeting of the Board held on May 26, 2008 approved the capital increase by R$ 362,742, representing the tax benefit of the goodwill acquired, and R$ 179,862 and R$ 182,880 for the years 2006 and 2007, respectively, with the issue of 31,959,675 new shares, with 11,669,713 common shares and 20,289,962 preferred shares, guaranteeing the right of first refusal provided for in Article 171 of Law No. 6404/76, and the resources arising from the exercise of the right of preference were credited to Portelcom Participações SA and Sudestecel Participações Ltda.

20. NET OPERATING INCOME

	Consolidated
	Six-month period ended
	6.30.08	6.30.07
Franchise and use	4,528,805	3,799,542
Interconnection	2,874,525	2,466,617
Data and value-added services	967,332	579,872
Other services	123,141	45,004
Gross revenue from service	8,493,803	6,891,035

Value-added tax on services (ICMS)	(1,431,098)	(1,145,168)
Discounts granted	(337,945)	(239,104)
PIS and COFINS	(308,936)	(246,581)
Service tax (ISS)	(3,280)	(2,983)

Net operating income from services	6,412,544	5,257,199

Gross income from handsets and accessories	1,459,020	1,383,369

Discounts granted	(477,788)	(528,418)
Value-added tax on services (ICMS)	(136,673)	(99,587)
PIS and COFINS	(86,376)	(68,454)
Returns of goods	(47,434)	(72,222)

Net operating income from sale of handsets and accessories	710,749	614,688

Total net operating income	7,123,293	5,871,887

21. COST OF SERVICES RENDERED AND GOODS SOLD

	Consolidated
	Six-month period ended
	6.30.08	6.30.07
Interconnection	(1,004,292)	(753,083)
Depreciation and amortization	(780,403)	(625,193)
Taxes and contributions	(309,570)	(246,853)
Outside services	(259,280)	(213,569)
Leased lines	(114,879)	(112,046)
Rent, insurance and condominium fees	(122,336)	(104,204)
Personnel	(55,092)	(52,628)
Other consumables	(38,376)	(45,200)
Cost of services rendered	(2,684,228)	(2,152,776)
Cost of goods sold	(1,106,359)	(900,018)

Total	(3,790,587)	(3,052,794)

22. SELLING EXPENSES

	Consolidated
	Six-month period ended
	6.30.08	6.30.07
Outsourced services	(905,167)	(730,076)
Depreciation and amortization	(259,111)	(218,442)
Costumer loyalty and donations	(228,019)	(147,400)
Advertising	(210,259)	(162,702)
Allowance for doubtful accounts	(172,542)	(208,629)
Personnel	(161,201)	(151,913)
Rent, insurance and condominium expenses	(31,854)	(33,228)
Taxes, fees and mandatory contributions	(1,625)	(1,406)
Other supplies	(39,962)	(29,497)
Total	(2,009,740)	(1,683,293)

23. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	Six-month period ended		Six-month period ended
	6.30.08	6.30.07	6.30.08	6.30.07
Outsourced services	(6,392)	(7,862)	(282,605)	(257,497)
Depreciation and amortization	(10)	(34)	(156,246)	(151,558)
Personnel	(1,663)	(1,090)	(140,115)	(134,184)
Rent, insurance and condominium	-	(1)	(40,549)	(41,647)
Taxes	(3)	(14)	(3,281)	(2,438)
Other supplies	(5)	(4)	(5,576)	(5,874)
Total	(8,073)	(9,005)	(628,372)	(593,198)

24. OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated
	Six-month period ended		Six-month period ended
	6.30.08	6.30.07	6.30.08	6.30.07
Income:
Recovered expenses	7,970	-	51,769	40,683
Fines	-	-	46,698	45,791
Shared infrastructure - EILD	-	-	36,861	23,272
Reversal of provisions	-	724	8,582	8,843
Others	2,115	14	37,148	4,908
Total	10,085	738	181,058	123,497

Expenses:
Amortization of goodwill	(212,081)	(190,374)	(219,717)	(194,587)
Provision for contingencies	(509)	(699)	(91,490)	(129,703)
FUST	-	-	(34,743)	(28,397)
ICMS on other expenses	-	-	(25,668)	(25,375)
PIS and COFINS	(63)	(85)	(25,395)	(44,499)
Amortization of deferred charges	-	-	(17,935)	(17,996)
FUNTTEL	-	-	(17,341)	(14,218)
CIDE	-	-	(9,563)	(7,321)
Other taxes, fees and mandatory contributions	(2)	(248)	(7,522)	(8,143)
Realization of provision for valuation allowance	34,536	34,536	34,536	34,536
Others	-	(21)	(19,188)	(12,451)
Total	(178,119)	(156,891)	(434,026)	(448,154)

25. FINANCIAL INCOME (EXPENSES) AND MONETARY AND EXCHANGE VARIATIONS

	Company		Consolidated
	Six-month period ended		Six-month period ended
	6.30.08	6.30.07	6.30.08	6.30.07
Financial income:
Income from financial transactions	16,875	17,915	158,610	97,066
(-) Pis and COFINS (a)	(16,188)	-	(16,188)	-
Total	687	17,915	142,422	97,066

Financial expenses:
Loans, financing and debentures	(86,034)	(97,308)	(180,381)	(150,953)
Derivative transactions	(2,989)	(3,218)	(108,343)	(136,093)
Other financial transactions	(778)	(1,546)	(29,053)	(60,787)
Total	(89,801)	(102,072)	(317,777)	(347,833)

Monetary and exchange variations:

In assets
Derivative transactions	-	-	15,528	(563)

In liabilities
Derivative transactions	(4,973)	(7,683)	(140,373)	(239,382)
Loans	4,958	7,656	132,548	244,329
Other transactions	-	7	(3,102)	3,354
Total	(15)	(20)	4,601	7,738

 (a)These refer to Pis and Cofins levied on interest on capital received from Vivo in the amount of R$ 175,000.

26. NONOPERATING INCOME (EXPENSE)

	Consolidated
	Six-month period ended
	6.30.08	6.30.07
Income:
Disposal of property, plant and equipment	5,071	1,530
Other	322	1,217
Total	5,393	2,747

Expense:
Provision for losses and disposal of fixed assets	(42,647)	(9,943)
Other	(61)	-
Total	(42,708)	(9,943)

27. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiary record provisions for income and social contribution taxes monthly on an accrual basis, paying the taxes based on the monthly estimate. Deferred taxes are recognized on temporary differences, as mentioned in Note 6. The breakdown of expenses on income and social contribution taxes is shown below:

	Consolidated
	Six-month period ended
	6.30.08	6.30.07
Income and social contribution tax on goodwill amortization	(149,282)	(143,869)
Income and social contribution tax	(80,648)	(23,271)
Deferred income and social contribution tax	43,852	67,349
Total	(186,078)	(99,791)

Below  is the reconciliation of the expense with income taxes disclosed, by eliminating the effects of the goodwill tax benefit, to the amounts calculated by applying combined statutory rates at 34%:

	Company		Consolidated
	Six-month period ended		Six-month period ended
	6.30.08	6.30.07	6.30.08	6.30.07
Income (loss) before taxes	48,284	(124,281)	233,557	(32,280)

Tax credit at combined statutory rate (34%)	(16,417)	42,255	(79,409)	10,975

Permanent additions:
Nondeductible expenses - goodwill amortization	(60,365)	(52,985)	(60,365)	(52,985)
Other nondeductible expenses	(121)	-	(56,506)	(27,921)
Equity pick-up	(6,596)	42,513	-	-
Other additions	-	-	-	1,931
Permanent exclusions:
Equity pick-up	53,693	-	-	-
Other deductible expenses	5,909	-	6,450	-
Other exclusions	12	5,910	27	5,922
Unrecognized tax loss and temporary differences	6,489	(37,693)	3,725	(37,713)
Tax debt	(17,396)	-	(186,078)	(99,791)

28) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Considerations on Risks

The main market risks to which the Company and its subsidiary are exposed in the conduct of their activities are:

Credit Risk: deriving from possible difficulties in collecting the amounts related to telecommunications services rendered to its customers and to sales of handsets to its dealers, as well as the risk related to short-term investments and amounts receivable from swap transactions.

Interest Rate Risk: deriving from a portion of the debt and from long positions of derivatives contracted at floating rates, and involving the risk of an increase in financial expenses due to an unfavorable change in interest rates (mainly LIBOR, TJLP and CDI).

Exchange Rate Risk: the possibility that Company and its subsidiary incur losses as a result of exchange rate variations that increase the liability balances of foreign currency loans and financing.

The Company and its subsidiary adopt an active position concerning the management of the various risks to which they are exposed, by means of a set of comprehensive initiatives, procedures and operating policies, thus mitigating the risks inherent to their activities.

Credit Risk

The credit risk involved in the rendering of telecommunications services is minimized by a strict control of the customer base and active management of customers’ default, by means of clear policies regarding the sale of post-paid telephones. The subsidiary customer base has, predominantly, a prepaid system, which requires the prior loading and consequently entails no credit risk.

The credit risk in the sale of handsets is managed by a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases, as well as the automatic control of sales release integrated with the distribution module of SAP’s ERP software.

The company and its subsidiary are also subject to credit risk originating from its financial investments and amounts receivable from swap transactions. The Company and its subsidiary act in a manner so as to diversify this exposure among various world-class financial institutions.

Interest rate risk

The Company and its subsidiary are exposed to the risk of increased interest rates, especially those associated with the cost of the Interbank deposit certificates (CDI), in connection with payables related to derivative transactions (currency hedge) and by loans denominated in Reais. As a way to minimize this exposure, the Company contracted swap transactions in Reais, from CDI to fixed-interest rates, in a total reference value of R$112,5 million. The balance of financial investments, indexed to the CDI, also neutralizes this effect partially.

Furthermore, the Company and its subsidiary are also exposed to the risk of fluctuation of the TJLP, in connection with the loans obtained from BNDES. These transactions amounted to R$1,413,641 at June 30, 2008. The Company and its subsidiary have no transactions with derivatives contracted to cover the TJLP risk.

Exchange Rate Risk

The Company and its subsidiary have contracted financial transactions with derivatives so as to protect themselves against exchange rate fluctuations affecting their loans and other liabilities in foreign currencies. The instruments generally used are swap and forward contracts.

The table below summarizes the net exposure of the Company and its subsidiaries to the exchange rate factor at June 30, 2008:

	In thousands of
	US$	€	¥
Loans and financing	(630,015)	-	(53,296,872)
Loans and financing - UMBNDES (a)	(4,844)	-	-
Derivative instruments	630,491	-	53,296,872
Other liabilities	(64,231)	(16,894)	-
Total (insufficient coverage)	(68,599)	(16,894)	-

(a) UMBNDES is a monetary unit conceived by BNDES, composed of a basket of foreign currencies, main currency being the US dollar, and for this reason the Company and its subsidiary consider it in their analysis of the risk coverage against exchange rate fluctuations.

Transactions with Derivatives

The Company and its subsidiary record gains and losses on derivative contracts as financial income or expenses, net.

b) Market Value of Financial Instruments

The market value of the short-term investments approximates their book value in reason of short terms of expiration of these instruments. The market value of loans, financing and debentures, as well as of swap contracts, was established on the basis of discounted cash flow, by using projections of interest rates available.

The table below shows an estimate of the book value and the market value at June 30, 2008:

	Book value	Market value	Unrealized gain (loss)
Short-term investments	2,502,792	2,502,792	-
Loans, financing and debentures	(5,764,848)	(5,540,528)	224,320
Derivative instruments	(404,027)	(424,720)	(20,693)
Other liabilities	(144,644)	(144,644)	-
Total	(3,810,727)	(3,607,100)	203,627

Market values are calculated at a specific time based on available information and own evaluation methodology. Consequently, the indicated estimates do not necessarily represent market realizable values. Use of different assumptions may significantly affect estimates.

29. SPECIFIC PURPOSE ENTITY - EPE

Telemig Participações, together with subsidiary - Telemig Celular, make financial investments in Brazil in Fund Investment in Quota of Investment Funds (Fundo de Investimento em Cotas de Fundos de Investimento) - FIC, managed by Banco Itau SA, which in turn invests in quotas of other Investment Funds.

The main information on the FIC is summarized as follows:

Consolidated
Consolidated portfolio	6.30.08
National Treasury Bill - LTN	70,327
Treasury Financial Bill - LFT	125,818
National Treasury Notes – NTN	11,465
Bank Deposit Certificate – CDB	27,027
Commitment operation	43,877
Accounts payable	44
278,558

% interest of Telemig Celular and Telemig Celular Participações	98.78%
Interest value	275.146

For information, the consolidated balance proportion of Investments in the assets, considering the nature of the funds, is presented in Note 3.

30. POST-EMPLOYMENT BENEFIT PLANS

Vivo, together with other companies belonging to the former Telebrás System, sponsor private pension plans and medical assistance plans for retired employees under the same conditions of publication of the last business year, as follows: i) PBS-A; ii) PAMA; iii)PBS- Telesp Celular, PBS-TCO, PBS Tele Sudeste Celular and PBS Tele Leste Celular;  iv) Plan TCP Prev and TCO Prev; v) Benefit Plans Visão Celular - Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular.

The plans PBS-A and PAMA are administered by the Fundação SISTEL de Seguridade Social – SISTEL.

On February 2, 2007, the process for transferring the administration of Sistel Social Security Foundation plans to Visão Prev - Sociedade de Previdência Complementar (“Visão Prev”) was approved, as follows: PBS Telesp Celular, TCPPrev, PBS Tele Centro Oeste Celular, TCOPrev, PBS Telesudeste Celular, Visão  Telerj Celular, Visão Telest Celular, PBS Teleleste Celular, Visão Telebahia Celular, Visão Telergipe Celular and Visão Celular CRT.

The eleven plans sponsored by Vivo were  gradually transferred to Visão Prev until December 31, 2007, while on May 2, 2007, the transfer of the plans assets occurred.

On August 21, 2007, the regulation of  Vivo-Prev plan was approved, individual plan of defined contribution, which has already been managed by Visão Prev - Sociedade de Previdência Complementar. The contributions of the Company to Vivo-Prev plan are equal to the ones of the  participants, varying from 0% to 8% of the participation wage, as a function of the percentage chosen by the participant.

On March 01, 2008 started up the process of migration in which the participants of old plans may choose to migrate to the new Vivo-Prev plan. This process of migration is expected to occur until May 31, 2008, with massive participation in the new plan.

The Telemig Celular sponsors an individual defined benefit plan for retirement - the Plan PBS Telemig Celular. Besides the benefit of supplementation, medical assistance (PAMA) is provided to retired employees and their dependents, at shared cost

Telemig Celular also sponsors the CelPrev defined contribution plan. The participant can make three types of contributions to the plan, being: (a) normal base contribution: percentage varies from 0% to 2% of their salary-of-participation; (b) additional normal contribution: percentage varies from 0% to 6 % of the share of their salary-of-participation that is greater than 10 units of Standard Reference of the Plan; and, (c) voluntary contribution: percentage freely chosen by the participant and applied on their salary-of-participation. The sponsor can make four types of contributions, being: (a) normal base contribution: contribution equal to the normal contribution of the base participant, less the contribution to the cost of the benefit of aid-disease and that for the cost of administrative expenses; (b) additional normal contribution: equal to the normal contribution of additional participant, less the administrative expenses;, (c) any contribution: made on a voluntary basis and often determined by the sponsor; and, (d) special contribution: contribution made solely to the employees of the sponsoring entity that do not participate under PBS and who joined the plan within 90 days from the CelPrev effective date.

Provisions relating to actuarial plans cited above are recorded in "Other liabilities" (Note 18).

31. TRANSACTIONS WITH RELATED PARTIES

The main transactions with non-consolidated related parties are:

a) Communication via local cellular phone and long distance and use of network: these transactions involve companies belonging to the same controlling group: Telecomunicações de São Paulo S/A - TELESP and subsidiaries. A portion of these transactions was established on the basis of contracts signed by TELEBRAS with the operators who had concessions, prior to the privatization, under conditions regulated by ANATEL. This includes customer service to Telecomunicações Móveis Nacionais -TMN in roaming on the Company's network.

b) Technical Assistance: this refers to business consultant services provided by PT SGPS and technical assistance by Telefonica S/A, Telefonica International S/A,  calculated on the basis of a formula provided for in the contracts that include the variation in LAIR (Profit Before the Income Tax) and the variation in PN and ON shares which determine a coefficient that is applied to the prescription of services. In the case of the operation of the branch office in Rio Grande do Sul, its contract provides for only one % fixture on the prescription of services.

c) Rendering of corporate services: these were passed on to subsidiary at cost effectively incurred.

d) Telephone customer service: by Atento Brasil S/A and Mobitel S/A-Dedic to users of subsidiaries' telecommunications services, contracted for 12 months, and renewable for an equal period.

e) System development and maintenance services: rendered by Portugal Telecom Inovação Brasil S/A and Telefonica Pesquisa e Desenvolvimento do Brasil Ltda.

f) Logistics operator and financial and accounting consultancy services: rendered by Telefonica Serviços Empresariais do Brasil Ltda.

g) Voice portal content provider services: rendered by Terra Networks Brasil S/A.

h) Roaming international services: by Telefonica Móviles España S.A and Telecomunicações Móveis Nacionais – TMN.

We summarize below balances and transactions with non-consolidated related parties:

	Consolidated
	6.30.08	3.31.08
Assets
Accounts receivable, net	214,808	194,090
Intercompany credits	7,489	6,005

Liabilities:
Suppliers and accounts payable	326,984	281,308
Technical assistance	171,030	139,140
Payables to related parties	1,386	1,923

	Six-month period ended
	6.30.08	6.30.07
Results:
Income from telecommunications services	912,459	827,745
Cost of sales and services	(78,453)	(74,214)
Other operating expenses, net	(419,322)	(314,866)
Financial income (expenses), net	8,552	5,882
Nonoperating income	30	14

32. INSURANCE (CONSOLIDATED) (NOT REVIEWED BY AN INDEPENDENT AUDITOR)

The Company and its subsidiary maintain a policy of monitoring risks inherent to their activities. On account of this, as of June 30, 2008, the Company and its subsidiary had insurance contracts in force to cover operating risks, civil liability, health risks, etc. The management of the Company and of its subsidiary understand that insured amounts are sufficient to cover potential losses. The main assets, responsibilities or interests covered by insurance and respective amounts are shown below:

Type of Insurance	Insured amounts
Operating risks	R$12,860,612
General Civil Liability	R$16,491
Automobile (fleet of executive vehicles)	100% of Fipe Table, R$1,320 for bodily and material damages

33. AMERICAN DEPOSITARY RECEIPTS (ADR) PROGRAM

On November 16, 1998, the Company started trading ADRs on the New York Stock Exchange (NYSE) under code "TCP" and since March 31, 2006 under code "VIV" (in accordance with the decision by the Special Shareholders’ Meeting of February 22, 2006), with the following main characteristics:

  Type of shares: preferred
  Each ADR represents 1 (one) preferred share
  The shares are traded in the form of ADRs on the New York Stock Exchange under code "VIV"
  Foreign depositary bank: The Bank of New York
  Custodian bank in Brazil: Banco Itaú S/A

34. SUBSEQUENT EVENTS

Public Shares Offer

On July 15, 2008, the Company announced its launching of Public Shares Offer by transfer of control for the purchase of outstanding shares, through its subsidiary TCO IP, in furtherance of the process for acquisition of Telemig Celular Participações of Telemig Celular.

The price to be paid for the common shares that are sold at Auction (as defined in Section 3.3. of Announcement) by non-controlling shareholders that accept the offer will be R$ 120.93 and R$ 2,100.03 per common share of Telemig Celular Participações and Telemig Celular, respectively.

The reference price will be paid on spot and in cash, being updated since the Date Closed until the date of the financial settlement of Auctions based on the CDI rate available for the period. Two (02) auctions will be held in the independent Mega Stock Exchange on August 15, 2008. The settlement of physical and financial Offers will be made as gross settlement, according to the rules established by the CBLC, on the third (3rd) working day after the date of completion of the Auctions.

Increase in Capital by Special Goodwill Reserve

The Extraordinary General Meeting held on July 3, 2008 approved the capital increase of Vivo, without issuing new shares, amounting to R$ 495,384, resulting from the capitalization of part of the special goodwill reserve for the tax benefits generated in fiscal years ended December 31, 2006 and 2007. On this date, the capital of subsidiary increased from R$ 5,613,934 to R$ 6,109,318.

A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific norms issued by IBRACON (Institute of Independent Auditors of Brazil), CFC (Brazilian National Association of State Boards of Accountancy) and CVM (Brazilian Securities and Exchange Commission)

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of
Vivo Participações S.A.

  We have performed a special review of the accompanying consolidated and stand‑alone quarterly financial information – ITRs of Vivo Participações S.A. (“Company”), for the quarter ended June 30, 2008, including the balance sheets, the related results of operations, the report on the Company’s performance and the accompanying notes. These financial statements are the responsibility of the Company’s management.

  Our review was conducted in accordance with the specific standards established by the IBRACON - Institute of Independent Auditors of Brazil together with the CFC - Brazilian National Association of State Boards of Accountancy which consisted principally of: (a) inquiries of and discussions with management responsible for the Company’s accounting, financial and operational areas regarding the criteria adopted in preparing the quarterly financial information and (b) review of information and subsequent events which have or might have significant effects on the financial position and results of operations of the Company.

  Based on our special review, we are not aware of any material modifications that should be made to the quarterly financial information - ITR referred  in the first paragraph for it to be in conformity with specific regulations established by the Brazilian Securities and Exchange Commission (CVM), applicable to preparation of Quarterly Financial Information, including CVM Ruling No. 469/08.

  As mentioned in Note 2b, Law No. 11638 was approved on December 28, 2007 to be effective on January 1, 2008. This law amended, revoked and introduced new provisions to Law No. 6404/76 (Brazilian Corporation Law) as well as changes in accounting practices adopted in Brazil. Although the referred to law is already in force, certain changes introduced by it depend on regulation by relevant regulatory agencies to be applied by the companies. As such, in this transition phase, CVM, through CVM Ruling No. 469/08, allowed the non-application of all the provisions of Law No. 11638/07 in preparing the Quarterly Financial Information (ITR). In view of this, information contained in the Quarterly Financial Information (ITR) for the quarter ended June 30, 2008, was prepared in accordance with specific CVM rules and does not address all changes in accounting practices introduced by Law No. 11638/07.

São Paulo, July 25, 2008.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2-SP 15.199/O-6

     Luiz Carlos Passetti                                      Drayton Teixeira de Melo
Accountant CRC-1-SP-144.343/O-3-S         Accountant CRC-1-SP-236947/O-3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 09, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.